Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures for the quarter ended 30 June 2025 (the “Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

7.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
8.	Dr. Reddy’s Laboratories (EU) Limited
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories (UK) Limited
11.	Dr. Reddy’s Laboratories Canada, Inc.
12.	Dr. Reddy’s Laboratories Chile SPA.
13.	Dr. Reddy’s Laboratories Inc.
14.	Dr. Reddy’s Laboratories Japan KK
15.	Dr. Reddy’s Laboratories Kazakhstan LLP
16.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
17.	Dr. Reddy’s Laboratories New York, LLC
18.	Dr. Reddy’s Laboratories Philippines Inc.
19.	Dr. Reddy’s Laboratories Romania Srl
20.	Dr. Reddy’s Laboratories SA
21.	Dr. Reddy’s Laboratories Taiwan Limited
22.	Dr. Reddy’s Laboratories (Thailand) Limited
23.	Dr. Reddy’s Laboratories LLC, Ukraine
24.	Dr. Reddy’s New Zealand Limited.
25.	Dr. Reddy’s Srl
26.	Dr. Reddy’s Bio-Sciences Limited
27.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
28.	Dr. Reddy’s Laboratories SAS
29.	Dr. Reddy’s Netherlands B.V. (Formerly Dr. Reddy’s Research and Development B.V.)
30.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
31.	DRL Impex Limited
32.	Dr. Reddy’s Formulations Limited
33.	Idea2Enterprises (India) Pvt. Limited
34.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)
35.	Industrias Quimicas Falcon de Mexico, S.A. de CV
36.	Lacock Holdings Limited
37.	Dr. Reddy’s Laboratories LLC, Russia
38.	Promius Pharma LLC
39.	Reddy Holding GmbH
40.	Reddy Netherlands B.V.
41.	Reddy Pharma Iberia SAU
42.	Reddy Pharma Italia S.R.L.
43.	Reddy Pharma SAS
44.	Svaas Wellness Limited
45.	Nimbus Health GmbH
46.	Dr. Reddy’s Laboratories Jamaica Limited
47.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
48.	Northstar Switzerland SARL
49.	North Star OpCo Limited
50.	North Star Sweden AB
51.	Dr. Reddy's Denmark ApS
52.	Dr. Reddy's Finland Oy

53.	Dr. Reddy’s Laboratories (Vietnam) Company Limited (incorporated on May 09, 2025)

Associates

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited

Joint Venture

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (Including Kunshan Rotam Reddy Medicine Co., Ltd.)

Other Consolidating Entities

1.	Dr. Reddy’s Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 25213271BMISTI3600

Place: Hyderabad

Date: July 23, 2025

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2025

All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	82,666	82,105	75,396	316,320
	b) License fees and service income	2,786	2,955	1,331	9,215
	c) Other operating income	269	224	234	904
	Total revenue from operations	85,721	85,284	76,961	326,439

2	Other income	2,903	5,221	1,872	10,973

3	Total income (1 + 2)	88,624	90,505	78,833	337,412

4	Expenses
	a) Cost of materials consumed	20,358	17,165	12,272	56,835
	b) Purchase of stock-in-trade	12,159	11,275	13,801	48,411
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(4,442)	60	(4,256)	(5,447)
	d) Employee benefits expense	15,035	14,006	14,137	55,800
	e) Depreciation and amortisation expense	4,761	4,547	3,806	17,037
	f) Impairment of non-current assets, net	-	768	5	1,693
	g) Finance costs	830	656	598	2,829
	h) Other expenses	20,875	22,031	19,703	83,676
	Total expenses	69,576	70,508	60,066	260,834

5	Profit before tax and before share of equity accounted investees (3 - 4)	19,048	19,997	18,767	76,578

6	Share of profit of equity accounted investees, net of tax	2	55	59	217

7	Profit before tax (5 + 6)	19,050	20,052	18,826	76,795

8	Tax expense/(benefit):
	a) Current tax	10,261	4,323	5,215	22,581
	b) Deferred tax	(5,310)	(138)	(313)	(3,038)

9	Net profit after taxes and share of profit of associates (7 - 8)	14,099	15,867	13,924	57,252

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	14,181	15,933	13,924	56,551
	b) Non-controlling interests	(82)	(66)	-	701

11	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	5	(117)	(91)	(293)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	24	-	24
	b) (i) Items that will be reclassified subsequently to profit or loss	2,077	1,425	115	2,376
	(ii) Income tax relating to items that will be reclassified to profit or loss	(33)	(238)	(6)	(58)
	Total other comprehensive income / (loss)	2,049	1,094	18	2,049

12	Total comprehensive income (9 + 11)	16,148	16,961	13,942	59,301

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	16,230	17,027	13,942	58,600
	b) Non-controlling interest	(82)	(66)	-	701

14	Paid-up equity share capital (face value Re. 1/- each)	835	834	834	834

15	Other equity	-	-	-	334,662

16	Earnings per equity share attributable to equity shareholders of parent (face value Re. 1/- each)
	Basic	17.04	19.12	16.72	67.89
	Diluted	17.02	19.10	16.70	67.79
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2025	31.03.2025	30.06.2024	31.03.2025
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	75,732	75,432	68,929	289,810
	b) Pharmaceutical Services and Active Ingredients	9,874	11,819	10,472	43,868
	c) Others	1,643	145	212	2,150
	Total	87,249	87,396	79,613	335,828
	Less: Inter-segment revenue	1,528	2,112	2,652	9,389
	Total revenue from operations	85,721	85,284	76,961	326,439

2	Segment results:
	Gross profit from each segment
	a) Global Generics	46,086	44,707	44,518	179,606
	b) Pharmaceutical Services and Active Ingredients	1,087	2,526	1,772	9,178
	c) Others	1,459	40	58	1,665
	Total	48,632	47,273	46,348	190,449
	Less: Selling and other un-allocable expenditure, net	29,582	27,221	27,522	113,654
	Total profit before tax	19,050	20,052	18,826	76,795

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above Statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meeting held on 23 July 2025. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Other income” for the quarter and year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs.1,493 million, reclassified from the foreign currency translation reserve and a loss of Rs.52 million due to turnaround fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”.

This transaction pertains to the Company's Global Generics segment.

3	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

- an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

- an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

- an impairment loss of Rs.288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

4	Business purchase agreement with Haleon:

Effective 30 September 2024, the Company acquired global Nicotine Replacement Therapy business from Haleon UK Enterprises Limited (“Haleon”), including brands in lozenge, patch, spray, and gum formats sold in markets outside the United States. This transaction included transfer of intellectual property, employees, manufacturing contracts, and product licenses. The marketing authorisations will transition gradually into the Company in a phased approach between April 2025 and February 2026. During the transition period, Haleon group provides distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

During the three months ended 30 June 2025, the transfer of local marketing authorizations were completed for the United Kingdom and Nordic countries on the respective cut over dates.

5	The Board of Directors of the Company, in their meeting on 27 July 2024, approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), with shareholder approval obtained via postal ballot on 12 September 2024. Consequently, w.e.f 28 October 2024, the authorized share capital, the paid-up share capital, and the treasury shares were adjusted accordingly. As on 30 June 2025, the closing number of fully paid-up shares and treasury shares were 834,581,775 and 2,210,925 respectively.

Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

The impact of the stock split has been considered for all periods presented, and the EPS (both basic and diluted) for the three months ended 30 June 2024 has been restated based on the revised face value of Rupee One per share, in accordance with Ind AS 33 – 'Earnings per Share', and rounded off to the nearest decimals.

6	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

7	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8	The figures for the quarter ended 31 March 2025 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 23 July 2025	Co-Chairman & Managing Director